BioPharmX Corporation
1098 Hamilton Court
Menlo Park, CA 94025

November 18, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Joshua Samples

RE: BioPharmX Corporation

Registration Statement on Form S-1

File No. 333-214116

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, BioPharmX Corporation (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”), be accelerated to 4:30 p.m., Eastern Time, on Monday, November 21, 2016, or as soon thereafter as may be practicable.

The Registrant hereby authorizes each of Davina K. Kaile or Khan Shing, both of whom are attorneys with the Registrant’s outside legal counsel, Pillsbury Winthrop Shaw Pittman LLP, to orally modify or withdraw this request for acceleration.

The Company acknowledges that:

•      Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

BioPharmX Corporation

By:	/s/ Greg Kitchener
Greg Kitchener
Chief Financial Officer